                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            HYDRON TECHNOLOGIES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 449020-10-6000
                         ------------------------------
                                 (CUSIP Number)

   Richard Banakus                     Jeffrey R. Mann, Esq.
   82 Verissimo Drive                  Rubin Baum Levin Constant & Friedman
   Novato, California 94947            30 Rockefeller Plaza, 29th Floor
   (415) 897-9167                      New York, New York  10112
                                       (212) 698-7700
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 November 14, 1997
-------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

In the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index is on page 17

                                   SCHEDULE 13D

---------------------------                              ----------------------
CUSIP NO. 449020-10-6000                                 PAGE  2 OF 21 PAGES

---------------------------                              ----------------------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     RICHARD BANAKUS (SOCIAL SECURITY NO. ###-##-####)
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) / /
                                                                      (B) /X/

--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                          / /

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------

      NUMBER OF        7  SOLE VOTING POWER   1,520,000
        SHARES
                       ---------------------------------------------------------
     BENEFICIALLY
       OWNED BY        8  SHARED VOTING POWER  0

         EACH          ---------------------------------------------------------
      REPORTING
                       9  SOLE DISPOSITIVE POWER  1,520,000
        PERSON
         WITH          ---------------------------------------------------------

                       10 SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,520,000
--------------------------------------------------------------------------------

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        6.1%
--------------------------------------------------------------------------------
 14

     TYPE OF REPORTING PERSON*
                                         IN
--------------------------------------------------------------------------------

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

---------------------------                               ----------------------
CUSIP NO. 449020-10-6000                                  PAGE 3 OF 21 PAGES
---------------------------                               ----------------------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     HUGUES LAMOTTE (SOCIAL SECURITY NO. N/A)

--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) / /
                                                                         (B) /X/

--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                          / /

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     FRANCE
--------------------------------------------------------------------------------

      NUMBER OF        7  SOLE VOTING POWER   420,000

        SHARES         ---------------------------------------------------------
     BENEFICIALLY
                       8  SHARED VOTING POWER  0
       OWNED BY
                       ---------------------------------------------------------
         EACH
      REPORTING        9  SOLE DISPOSITIVE POWER  420,000

        PERSON         ---------------------------------------------------------
         WITH
                       10 SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     420,000 SHARES
--------------------------------------------------------------------------------

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        1.7%

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                                         IN
--------------------------------------------------------------------------------

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

---------------------------                                ---------------------
CUSIP NO. 449020-10-6000                                   PAGE 4 OF 21 PAGES
---------------------------                                ---------------------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     DONALD BAKALOR (SOCIAL SECURITY NO. ###-##-####)

--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) / /
                                                                         (B) /X/

--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*
     PF

--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                          / /

--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

--------------------------------------------------------------------------------

      NUMBER OF        7  SOLE VOTING POWER   364,850

        SHARES         ---------------------------------------------------------
     BENEFICIALLY
                       8  SHARED VOTING POWER  0
       OWNED BY
                       ---------------------------------------------------------
         EACH
      REPORTING        9  SOLE DISPOSITIVE POWER  364,850

        PERSON         ---------------------------------------------------------
         WITH
                       10 SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     364,850 SHARES

--------------------------------------------------------------------------------

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        1.5%

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                                         IN

--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

---------------------------                               ----------------------
CUSIP NO. 449020-10-6000                                  PAGE  5 OF 21 PAGES
---------------------------                               ----------------------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     ODDVIN LOKKEN (SOCIAL SECURITY NO. ###-##-####)

--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) / /
                                                                        (B) /X/

--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                          / /

--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

--------------------------------------------------------------------------------

      NUMBER OF        7  SOLE VOTING POWER   68,595

        SHARES         ---------------------------------------------------------
     BENEFICIALLY
                       8  SHARED VOTING POWER  0
       OWNED BY
                       ---------------------------------------------------------
         EACH
      REPORTING        9  SOLE DISPOSITIVE POWER  68,595

        PERSON         ---------------------------------------------------------
         WITH
                       10 SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     68,595 SHARES
--------------------------------------------------------------------------------

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0.3%

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                                         IN

--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

---------------------------                               ----------------------
CUSIP NO. 449020-10-6000                                  PAGE 6 OF 21 PAGES
---------------------------                               ----------------------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     ETIENNE DES ROYS (SOCIAL SECURITY NO. N/A)

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A)  / /
                                                                        (B)  /X/

--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     PF

--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          / /

--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     FRANCE

--------------------------------------------------------------------------------

      NUMBER OF        7  SOLE VOTING POWER   58,000

        SHARES         ---------------------------------------------------------
     BENEFICIALLY
                       8  SHARED VOTING POWER  0
       OWNED BY
                       ---------------------------------------------------------
         EACH
      REPORTING        9  SOLE DISPOSITIVE POWER  58,000

        PERSON         ---------------------------------------------------------
         WITH
                       10 SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,000 SHARES

--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0.2%

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                                         IN

--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

---------------------------                               ----------------------
CUSIP NO. 449020-10-6000                                  PAGE 7 OF 21 PAGES
---------------------------                               ----------------------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     JEAN-FRANCOIS VERT (SOCIAL SECURITY NO. N/A)

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A)  / /
                                                                        (B)  /X/

--------------------------------------------------------------------------------

 3    SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*
     PF

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /

--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     FRANCE

--------------------------------------------------------------------------------

      NUMBER OF        7  SOLE VOTING POWER   85,000

        SHARES         --------------------------------------------------------
     BENEFICIALLY
                       8  SHARED VOTING POWER  0
       OWNED BY
                       --------------------------------------------------------
         EACH
      REPORTING        9  SOLE DISPOSITIVE POWER  85,000

        PERSON         --------------------------------------------------------
         WITH
                       10 SHARED DISPOSITIVE POWER  0
                                                                               -
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     75,000 SHARES
--------------------------------------------------------------------------------

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0.3%

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                                         IN

--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

---------------------------                              -----------------------
CUSIP NO. 449020-10-6000                                 PAGE  8 OF 21 PAGES
---------------------------                              -----------------------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     IRA ALPERT (SOCIAL SECURITY NO. ###-##-####)

--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A)  / /
                                                                        (B)  /X/

--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*
     PF

--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          / /

--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

--------------------------------------------------------------------------------

      NUMBER OF        7  SOLE VOTING POWER   95,000

        SHARES         --------------------------------------------------------
     BENEFICIALLY
                       8  SHARED VOTING POWER  0
       OWNED BY
                       --------------------------------------------------------
         EACH
      REPORTING        9  SOLE DISPOSITIVE POWER  95,000

        PERSON         --------------------------------------------------------
         WITH
                       10 SHARED DISPOSITIVE POWER  0
                                                                               -
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     95,000 SHARES

--------------------------------------------------------------------------------

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0.4%

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                                         IN

--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D
---------------------------                              -----------------------
CUSIP NO. 449020-10-6000                                 PAGE 9 OF 21 PAGES
---------------------------                              -----------------------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     PER K. REICHBORN (SOCIAL SECURITY NO. ###-##-####)

--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) / /
                                                                         (B) /X/

--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*
     PF

--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           / /

--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     NORWAY

--------------------------------------------------------------------------------

      NUMBER OF        7  SOLE VOTING POWER   404,930

        SHARES         ---------------------------------------------------------
     BENEFICIALLY
                       8  SHARED VOTING POWER  0
       OWNED BY
                       ---------------------------------------------------------
         EACH
      REPORTING        9  SOLE DISPOSITIVE POWER  404,930

        PERSON         ---------------------------------------------------------
         WITH
                       10 SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     404,930 SHARES

--------------------------------------------------------------------------------

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        1.6%

--------------------------------------------------------------------------------

 14  TYPE OF REPORTING PERSON*
                                         IN

--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

---------------------------                              -----------------------
CUSIP NO. 449020-10-6000                                 PAGE 10 OF 21 PAGES
---------------------------                              -----------------------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     DAVID BAKER (SOCIAL SECURITY NO. ###-##-####)

--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) / /
                                                                         (B) /X/

--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*
     PF

--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          / /

--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

--------------------------------------------------------------------------------

      NUMBER OF        7  SOLE VOTING POWER   100,000

        SHARES         ---------------------------------------------------------
     BENEFICIALLY
                       8  SHARED VOTING POWER  0
       OWNED BY
                       ---------------------------------------------------------
         EACH
      REPORTING        9  SOLE DISPOSITIVE POWER  100,000

        PERSON         ---------------------------------------------------------
         WITH
                       10 SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,000 SHARES

--------------------------------------------------------------------------------

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0.4%

--------------------------------------------------------------------------------

 14  TYPE OF REPORTING PERSON*
                                         IN

--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

---------------------------                               ----------------------
 CUSIP NO. 449020-10-6000                                 PAGE 11 OF 21 PAGES
---------------------------                               ----------------------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     BERNARD D. GOLD (SOCIAL SECURITY NO. ###-##-####)

--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A  / /
                                                                        (B) /X/

--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*
     PF

--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           / /

--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

--------------------------------------------------------------------------------

      NUMBER OF        7  SOLE VOTING POWER   146,466

        SHARES         ---------------------------------------------------------
     BENEFICIALLY
                       8  SHARED VOTING POWER  0
       OWNED BY
                       ---------------------------------------------------------
         EACH
      REPORTING        9  SOLE DISPOSITIVE POWER  146,466

        PERSON         ---------------------------------------------------------
         WITH
                       10 SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     146,466 SHARES

--------------------------------------------------------------------------------

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0.6%

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                                         IN

--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

---------------------------                              ----------------------
CUSIP NO. 449020-10-6000                                 PAGE 12 OF 21 PAGES
---------------------------                              ----------------------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     CHARLES JOHNSTON (SOCIAL SECURITY NO. ###-##-####)

--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A)  / /
                                                                       (B)  /X/

--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     PF

--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          / /

--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

--------------------------------------------------------------------------------

      NUMBER OF        7  SOLE VOTING POWER   400,000

        SHARES         ---------------------------------------------------------
     BENEFICIALLY
                       8  SHARED VOTING POWER  0
       OWNED BY
                       ---------------------------------------------------------
         EACH
      REPORTING        9  SOLE DISPOSITIVE POWER  400,000

        PERSON         ---------------------------------------------------------
         WITH
                       10 SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     400,000 SHARES

--------------------------------------------------------------------------------

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        1.6%

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                                         IN

--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

---------------------------                            ------------------------
CUSIP NO. 449020-10-6000                               PAGE 13 OF 21 PAGES
---------------------------                            ------------------------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     KAREN A. GRAY (SOCIAL SECURITY NO. ###-##-####)

--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A)   / /
                                                                       (B)   /X/

--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     PF

--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          / /

--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

--------------------------------------------------------------------------------

      NUMBER OF        7  SOLE VOTING POWER   75,000(1)

        SHARES         ---------------------------------------------------------
     BENEFICIALLY
                       8  SHARED VOTING POWER  0
       OWNED BY
                       ---------------------------------------------------------
         EACH
      REPORTING        9  SOLE DISPOSITIVE POWER  75,000(1)

        PERSON         ---------------------------------------------------------
         WITH
                       10 SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     75,000 SHARES (1)

--------------------------------------------------------------------------------

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[GRAP

--------------------------------------------------------------------------------

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0.3%

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                                         IN

--------------------------------------------------------------------------------

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

(1) Includes 50,000 shares of Common Stock issuable upon the exercise of an option currently exercisable with an exercise price per share equal to $2.50 and 10,000 shares of Common Stock issuable upon the exercise of an option currently exercisable with an exercise price per share equal to $2.285.

         This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of May 27, 1997 (the "May 27 Schedule 13D"), filed by (a) Richard Banakus ("BANAKUS"); (b) Hugues M. Lamotte ("LAMOTTE"); (c) Donald Bakalor ("BAKALOR"); (d) Oddvin Lokken ("LOKKEN"); (e) Etienne des Roys ("DES ROYS"); (f) Jean-Francois Vert ("VERT");
(g) Ira Alpert ("ALPERT"); (h) Per K. Reichborn ("REICHBORN"); (i) David Baker ("BAKER") and (j) Bernard D. Gold ("GOLD"), and the Statement on Schedule 13D relating to the event date of July 28, 1997 (the "July 28 Schedule 13D"), filed by Banakus, Lamotte, Bakalor, Etienne des Roys, Vert, Alpert, Reichborn, Baker, Gold, Charles Johnston ("JOHNSTON") and Karen A. Gray ("GRAY" and, collectively with Banakus, Lamotte, Bakalor, Lokken, des Roys, Vert, Alpert, Reichborn and Baker, Gold and Johnston, the "REPORTING PERSONS"), each Schedule 13D relating to the Common Stock, $.01 par value per share (the "Common Stock") of Hydron Technologies, Inc. (the "Issuer"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the May 27 Schedule 13D and the July 28 Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         In May 1997, Banakus, Lamotte, Bakalor, Etienne des Roys, Vert, Alpert, Reichborn, Baker and Gold (collectively, the "Original Group Members") formed a group because some or all of the Original Group Members intended to pursue discussions with the Issuer's management to consider various possible actions with respect to the Issuer that might maximize value for the Issuer's shareholders, including, without limitation, the replacement of certain senior executive officers and directors of the Issuer and restrictions on the payment of executive compensation and the payment of dividends. In addition, the Original Group Members indicated that they might consider the solicitation of proxies from other shareholders of the Issuer to be used at the Issuer's 1997 Annual Meeting of Shareholders originally scheduled to be held on or about August 20, 1997 (the "1997 Annual Meeting").

          In July 1997, Johnston and Gray joined the Original Group Members. By letter dated July 14, 1997, the Reporting Persons requested a shareholder list of the Issuer and other related documents for the purpose of such solicitation. On July 22, 1997, counsel for the Reporting Persons met with regular counsel for the Issuer and special counsel retained by the Issuer at which time a proposal was made by the Issuer to adjourn the 1997 Annual Meeting, subject to the agreement of the Reporting Persons to withdraw their demand for the shareholder list and related documents. Pursuant to an agreement, dated July 28, 1997 (the "Agreement"), a copy of which was attached to the July 28 Schedule 13D, the Reporting Persons agreed to withdraw their demand that the shareholder list and certain other records of the Issuer be made available to them and further agreed that prior to August 15, 1997, the Reporting Persons would not make any demand on the Issuer for any list of shareholders or related materials, or for any other documents previously sought by the Reporting Persons. In addition, pursuant to the Agreement, the Issuer agreed not to hold the 1997 Annual Meeting, or any other meeting of shareholders at which directors may be elected, prior to October 1, 1997. The Issuer also agreed to notify the Reporting Persons on or before August 20, 1997 of the date on which the 1997 Annual Meeting would be held, which date would not be prior to October 1, 1997 nor later than December 19, 1997. The Issuer further agreed to furnish such documents as it would be required to provide to the Reporting Persons should the Reporting Persons make a proper request for such documents on or after August 15, 1997.

         On September 19, 1997, the Board of Directors (the "Board") of the Issuer terminated the employment of its Chief Executive Officer, President and Treasurer, Harvey Tauman. The Board elected Banakus to replace Mr. Tauman as President on an interim basis.

         On September 19, 1997, the Board also voted to suspend the payment of quarterly dividends for the remainder of the 1997 fiscal year in order to preserve the Issuer's cash resources for current operations. The Board also canceled the Issuer's stock repurchase plan which had previously been adopted and pursuant to which 251,000 shares had been acquired of the 1,000,000 shares originally authorized for repurchase under such plan.

         The Board voted on September 29, 1997 to authorize the reimbursement by the Issuer of the reasonable costs and expenses of the Reporting Persons identified in the July 28 Schedule 13D in connection with the preparation and filing of the such Schedule

13D, as amended, and the actions taken by such Reporting Persons relating to the matters set forth therein.

         As a result of having accomplished their desired results, as of September 19, 1997, the Reporting Persons were no longer acting together as a group for the purpose of voting equity securities of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

       (a) EXHIBIT 1: Joint statement on Schedule 13D as required by Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 1997

                            /s/ Richard Banakus
                         ---------------------------------
                            Richard Banakus

                            /s/ Hugues Lamotte
                         ---------------------------------
                            Hugues Lamotte

                            /s/ Donald Bakalor
                         ---------------------------------
                            Donald Bakalor

                            /s/ Oddvin Lokken
                         ---------------------------------
                            Oddvin Lokken

                            /s/ Etienne Des Roys
                         ---------------------------------
                            Etienne des Roys

                            /s/ Jean-francois Vert
                         ---------------------------------
                            Jean-Francois Vert

                            /s/ Ira Alpert
                         ---------------------------------
                            Ira Alpert

                            /s/ Per K. Reichborn
                         ---------------------------------
                            Per K. Reichborn

                            /s/ David Baker
                         ---------------------------------
                            David Baker

                            /s/ Bernard D. Gold
                         ---------------------------------
                            Bernard D. Gold

                            /s/ Charles Johnston
                         ---------------------------------
                            Charles Johnston

                            /s/ Karen A. Gray
                         ---------------------------------
                            Karen A. Gray